SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.
Public Company
Registered Office: Av. Fontes Pereira de Melo, no. 40, Lisboa
Legal Entity: 503 215 058
Share Capital: 1,128,856,500 Euros
Registered with: Lisbon Commercial Registry Office
under no. 3602/940706

Letter to the shareholders of Portugal Telecom

6 March 2006

Dear Shareholder,

Sonaecom-SGPS, S.A. and Sonaecom, B.V. (hereinafter named jointly as ‘‘Sonaecom’’) preliminarily announced an unsolicited cash offer (the ‘‘Offer’’) for Portugal Telecom, SGPS, S.A. (‘‘PT’’ or the ‘‘Company’’), on 6 February 2006. The Board of Directors (the ‘‘Board’’) having carefully reviewed the draft offer announcement and the draft prospectus provided by Sonaecom on 27 February 2006 (the ‘‘Offer Documents’’), believes that the Offer significantly undervalues the Company and is, therefore, not in the best interest of PT’s shareholders. Accordingly, this letter and the accompanying presentation provide the basis on which the Board recommends the shareholders to reject the Offer.

WHY YOU SHOULD REJECT THE OFFER

Sonaecom’s Offer Significantly Undervalues PT

Sonaecom’s Offer significantly understates the full value of PT and Sonaecom’s arguments on value are disingenuous. This is demonstrated by the following valuation methodologies:

1. Public Premia Analysis

The Offer price of A9.50 represents only a 16% premium to PT’s pre-announcement closing price. The Offer price further reflects (assuming the removal of the restrictions in the by-laws) a modest 5% premium to PT’s share price four weeks prior to the Offer when France Telecom’s profit warning caused the share prices of Europe’s publicly traded telecommunications companies to fall sharply.

The premium implied by the Offer is less than one half of levels achieved in: (i) precedent comparable public takeovers in the European telecommunications sector; (ii) large unsolicited transactions in the broader European market; and (iii) substantial unsolicited transactions in Portugal. The modest premium represented by the Offer relative to precedent premia results in an undervaluation of PT of up to A2.6 billion. This is value Sonaecom wants to take from PT’s owners.

	Premia Paid	Premium
	in Precedent	Offered by
	Transactions	Sonaecom
European Telecom	40%	16%
Europe—>$10 billion Unsolicited	40%	16%
Portugal—>$500 million Unsolicited	45%	16%

In the United States, PT will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

2. Precedent Transaction Multiples Analysis

Sonaecom’s Offer values PT at 6.3x 2005 EBITDA, which represents a significant discount to valuations achieved in other change of control transactions which have occurred recently in the European telecommunications sector.

EBITDA
	Average	Multiple
	EBITDA	Offered by
	Multiple	Sonaecom
European Precedents	7.5x	6.3x

PT’s Cash Flow Belongs to You. Why Should You Finance Sonaecom’s Offer?

Sonaecom’s Offer will borrow heavily off PT’s balance sheet to finance a A16.3 billion (including PT’s net debt) Offer for PT’s assets. Sonaecom has stated that it will undertake a rights issue of up to A1.5 billion to fund the Offer. How will the remaining A14.8 billion—or more than 90% of the transaction value—be funded? By mortgaging PT’s assets and cash flows? This cash flow belongs to the PT shareholders, and by accepting the Offer you would be giving away value that can be realised by PT independently with lower execution risk.

Sonaecom B.V., the vehicle that Sonaecom proposes to acquire PT, has a share capital of A100,000 and will be highly levered with significant financing requirements (in particular a need to repay 50% of the Offer’s financing at the end of the second year following a transaction) which endanger the Company’s future ability to: (i) invest in the growth of its business; (ii) undertake capital expenditures relating to the modernisation of the Portuguese information society (e.g. broadband, 3G, digitalisation of pay-TV offering, etc.); (iii) continue to proactively fund its pension fund obligations; and (iv) maintain attractive and competitive tariffs going forward to benefit consumers. The Offer’s minimum acceptance condition of 50.01% may be a further indication that Sonaecom is seeking to gain control of PT for a modest cash outlay, thereby reflecting the significant financial constraints Sonaecom faces going forward.

Sonaecom’s Offer is Conditional on Regulatory Approval of Unprecedented Concentration

The Board has received legal opinions indicating that the regulator may be unable to approve Sonaecom’s proposed transaction given that the Offer is predicated on permitting an unprecedented level of market concentration.

Wireless Concentration is Untenable for a Coherent Regulatory Policy

Sonaecom’s management has publicly announced that the value creation opportunity contemplated by the Offer is based upon merging Sonaecom’s Optimus and PT’s TMN mobile operations. The combination of Optimus and TMN would create a very large wireless operator in a duopolistic market with an estimated pro forma subscriber market share of over 65%.

A TMN-Optimus combination would result in unprecedented levels of wireless market concentration. We do not believe that such a combination, when compared to other European precedent in-market mobile consolidation transactions, would satisfy the minimum conditions for a competitive mobile market:

Impact of Transactions After Consolidation

		Portugal (as
	European	Implied by
	Precedents	the Offer)
Median No. of Remaining Operators	4	2
Resulting Market Share of Subscribers for Acquiror	22%-50%	66%

Having reviewed previous European wireless in-country consolidation transactions, we believe that the likelihood of such a transaction being approved is low and implies significant risks to the credibility of the Offer.

The Resulting Concentration is Also Unprecedented From a Combined Voice Market Share Perspective

The Portuguese voice market is split between mobile (58% of total) and fixed line (42%) services, with PT holding the leading position in both segments. As Sonaecom also has a relevant position in both the mobile and fixed line voice markets, the combination of PT and Sonaecom would produce a pro forma market share of 77% of the Portuguese voice market. This transaction would ultimately leave Vodafone, which offers only mobile services, as the only substantial competitor to a combined Sonaecom-PT in the carriage of voice minutes.

In conclusion, we believe that despite Sonaecom’s stated intention to divest one of the fixed networks that would be combined as a result of the transaction, the regulatory hurdles are such that an approval would be without precedent. This conclusion is particularly apparent given the fact that the regulator (according to Portuguese competition law) needs to look at each market segment individually (fixed and mobile) when ruling on the transaction.

While the cost (as measured by household bills in Portugal) of most basic services such as water, electricity, gas, transportation, food and healthcare has increased meaningfully over the past five years, PT has actually driven down the cost of telecommunication services in Portugal as a result of our initiatives to provide services at attractive and competitive prices. Concerns about whether such a substantial concentration in the telecommunications sector could jeopardise consumer gains are naturally a consideration that will need to be taken into account by the regulator.

WHY YOU SHOULD REMAIN WITH PT

PT Has Been a Substantial Contributor to the Development of Portuguese Society

PT has an extensive history of developing innovative products and services which have made telecommunication services more accessible to Portuguese consumers, including: (i) being the first prepaid mobile operator in Europe; (ii) introducing the low-cost UZO mobile brand; (iii) establishing flat-rate voice pricing plans; and (iv) current initiatives to offer VoIP and HDTV services.

Consumers in the Portuguese market further enjoy attractive pricing relative to others in Europe for leading telecommunication services, such as broadband, pay-TV and mobile services, which has resulted in above-European average penetration levels in each of those areas.

At the same time, PT has been a positive contributor to the establishment of a fully competitive environment in Portugal, by offering lower-than-average European wholesale prices for ULL services and leased lines, thereby facilitating an attractive market opportunity for new entrants.

However, Sonaecom has failed to take advantage of this opportunity, having achieved inferior results to date in mobile services compared to other European third entrants and having failed to establish a position as the #1 alternative operator in Portugal in any of the fixed line market segments: direct access, indirect access and broadband. How Sonaecom will reverse its history of underperformance in telecommunications as a result of an acquisition of PT has not been made clear to date since Sonaecom has not disclosed its strategy for a combined PT-Sonaecom and has never previously managed an operation of PT’s magnitude. Similarly, Sonaecom has not disclosed key information regarding its plans for PT in terms of transaction financing, future investments, asset disposals and international partnerships. It is also unclear to what extent France Telecom will be a key driver of a pro-forma PT-Sonaecom strategy going forward. Finally, Sonaecom’s Offer is conditioned on the removal of the restrictions in the by-laws and, consequently, it will be important to understand if Sonaecom expects preferential treatment in relation to these restrictions.

PT Has a Strong Track Record of Operational and Financial Performance . . .

PT has demonstrated outstanding operational and financial performance over the last five years, while also playing a key role in promoting innovation, launching technologically advanced products and services, and developing the Portuguese debt and equity markets.

PT’s historical track record speaks for itself. PT has consistently delivered strong cash flow growth, achieving a 17% total increase over the 2001-2005 period in EBITDA and a 92% expansion in operating cash flow. PT has just released its 2005 results, which again confirmed its execution ability in challenging market conditions.

. . . And Has Built a Solid Portfolio of International Assets

PT has historically sought to leverage its proven operating capabilities and natural advantages by expanding its footprint internationally in search of enhanced growth and value creation opportunities. As a result, PT has succeeded in establishing a portfolio of high quality international investments in a variety of markets that we believe feature superior growth potential to the Portuguese telecom sector. This portfolio of international assets today represents significant value for PT and offers significant potential to create shareholder value. PT has previously demonstrated its commitment to monetise its international investments appropriately through sales of Mascom, Primseys and UOL (stake monetised in IPO).

PT Has Delivered Attractive Shareholder Value So Far . . .

PT’s strong operational performance and financial flexibility has been reflected in its share price appreciation and has allowed the Company to deliver significant amounts of cash to its shareholders via highly attractive dividend and share buyback policies, while continuing to invest in its core businesses in Portugal and abroad.

Even without taking into account the impact of the Offer announcement, on a trailing 3-year basis, PT’s share price has increased by approximately 25%. Additionally, PT has returned considerable cash to shareholders over this period in the form of: (i) dividends of approximately A863 million; and (ii) share buybacks of approximately A944 million. As a result, PT has returned over A1.8 billion (or 22% of its market capitalisation at the beginning of the three-year period) to shareholders over the last three years. Total shareholder return has been approximately 36% during this same period.

. . . And Has a Plan To Deliver Even More Through Sharp Focus on Execution

PT’s management team has established an operating plan which will create substantial value for shareholders going forward. The key elements of this plan include: (i) enhancing the performance of PT’s operations in the evolving domestic competitive landscape, including initiatives such as aggressively rolling out triple-play VoIP offers and offering differentiated broadband services; (ii) segregating wireline access, which potentially represents the first step towards monetisation and regulatory relief; (iii) seeking to promote a model of shared utilisation of mobile networks, which would facilitate the further penetration of 3G services and rapid deployment of mobile TV capabilities; (iv) continuing PT’s existing partnerships and seeking to manage PT’s international assets in a proactive and pragmatic manner in selected markets where PT has a clear competitive advantage; (v) continuing PT’s focus on the operational enhancement of VIVO; and (vi) seeking to concentrate and crystallise the value of selected assets in Africa. This plan will be efficiently implemented by PT’s management team, which features a proven value creation ability.

PT’s Targets

PT’s plan should result in considerable value creation for shareholders, and is expected to produce A150 million in annual cost savings through streamlining operations and other efficiencies, and A100 million in annual savings from capex and working capital optimisation to be implemented progressively until 2008.

As a result, PT expects to generate 3.0 to 5.0% EBITDA growth and A5.0 to 5.5 billion in operating cash flow over the next 3 years (at current exchange rates).

In combination with an optimisation of its capital structure position while still maintaining an investment grade rating, this translates into a commitment of total shareholder remuneration in excess of A3.0 billion between 2006 and 2008 (equivalent to approximately A2.66 per share). This will take the form of: (i) an ordinary dividend per share of A0.475 for 2005; (ii) a continuation of our progressive dividend policy going forward; and (iii) an extraordinary return of capital—via share buybacks, dividends or a combination thereof—undertaken within 12 months following the rejection of the Offer.

Recommendation

As demonstrated herein, Sonaecom’s Offer significantly undervalues the Company. The Board is committed to maximising shareholder value and believes that the PT management team’s plan will continue to deliver superior value to shareholders going forward.

PT’s board is firmly of the view that the Offer is inadequate and strongly recommends that you reject the Offer.

Yours Sincerely,

Ernâni Rodrigues Lopes	Miguel Horta e Costa
Chairman of the Board of Directors	Chief Executive Officer

In the United States, Portugal Telecom, SGPS, S.A. (the ‘‘Company’’ or ‘‘PT’’) will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

This communication includes statements that constitute ‘‘forward-looking statements.’’ These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘is confident,’’ ‘‘plans,’’ ‘‘estimates,’’ ‘‘may,’’ ‘‘might,’’ ‘‘could,’’ ‘‘would,’’ the negatives of such terms or similar expressions.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

Any of the following important factors, and any of those important factors described in our Annual Report on Form 20-F for the year ended December 31, 2004 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

  material adverse changes in economic conditions in Portugal or Brazil;
  exchange rate fluctuations in the Brazilian Real and the U.S. dollar;
  risks and uncertainties related to national and supranational regulation;
  increased competition resulting from the liberalization of the telecommunications sector in Portugal and Brazil;
  the development and marketing of new products and services and market acceptance of such products and services; and
  the adverse determination of disputes under litigation.

This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

Portugal Telecom

Sonaecom’s Offer is Inadequate and
Significantly Undervalues PT

PT Will Deliver Superior Value to its
Shareholders

  Reject Sonaecom’s Offer

Board of Directors Report

PORTUGAL TELECOM, SGPS, SA
Public Company
Registered Office: Av. Fontes Pereira de Melo, no. 40, Lisboa
Legal Entity: 503 215 058
Share Capital: 1,128,856,500 Euros
Registered with: Lisbon Commercial Registry Office
under no. 3602/940706

Pursuant to and for the purposes of paragraph 1 of article 181 of the Portuguese Securities Code, the Board of Directors of Portugal Telecom, SGPS, SA (hereinafter “PT”), after a careful analysis of the draft offer announcement and the draft prospectus relating to the public tender offer for the acquisition of shares and convertible bonds of PT launched by SONAECOM - SGPS, SA, public company, with registered office at Lugar do Espido, Via Norte, Maia, legal entity no. 502 028 351, registered with the Maia Commercial Registry Office under no. 45 466, share capital 296,526, 868 Euros (according to the notice disclosed by SONAECOM - SGPS, SA at the CMVM’s information disclosure system on January 11, 2006, FRANCE TELECOM S.A. indirectly owns 23.7% of the voting rights of SONAECOM, SGPS, SA) and SONAECOM - BV, with registered office at De Boelelaan, 7, 1083 HJ, Amsterdam, Netherlands, registered with the Amsterdam Commerce Chamber under no. 34 243 137, share capital of 100,000 Euros (the Offerors will be hereinafter jointly referred as “Sonaecom”), which was preliminarily announced on February 6th, 2006, hereby submits its report on the opportunity and the conditions of the Offer, as follows:

Important Notice

Board Report

This Report includes forecasts on the economic and financial situation of PT (the “Forecasts”). These Forecasts were produced according to the best knowledge and belief of the Board of Directors of PT (which has taken reasonable care to ensure that such is the case) and were based on the information available at the time such Forecasts were made. Additionally, the assumptions, criteria and consistency of said Forecasts were subject to a written opinion of an auditor dully registered by CMVM. Accordingly, no representation, warranty or undertaking is made nor is any liability accepted by the Board of Directors of PT as to the results forecasted herein.

See sources and bases for calculation of information presented.

In the United States, Portugal Telecom, SGPS, S.A. (the “Company” or “PT”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

This communication includes statements that constitute “forward-looking statements”. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would,” the negatives of such terms or similar expressions.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

Any of the following important factors, and any of those important factors described in our Annual Report on Form 20-F for the year ended December 31, 2004 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

  material adverse changes in economic conditions in Portugal or Brazil;
  exchange rate fluctuations in the Brazilian Real and the U.S. dollar;
  risks and uncertainties related to national and supranational regulation;
  increased competition resulting from the liberalisation of the telecommunications sector in Portugal and Brazil;
  the development and marketing of new products and services and market acceptance of such products and services; and
  the adverse determination of disputes under litigation.

This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

Don’t let Sonaecom take your cash flows and future value

  Sonaecom’s offer of €9.50 per share is low and inadequate, significantly undervaluing PT
  Sonaecom plans to use your cash flows to finance its excessively leveraged offer and has no industrial rationale for the transaction
  Sonaecom’s offer is highly uncertain as it is conditional on regulatory approval of unprecedented concentration
  PT has delivered top tier performance, both operationally and in terms of shareholder remuneration
  PT’s strategy will generate more value and cash flow for shareholders with less execution risk
  PT’s management commits to return in excess of €3 billion cash to shareholders between 2006 and 2008

Reject the Sonaecom offer

Sonaecom’s offer is inadequate and significantly undervalues PT

Premium on Share Price Prior to Offer

… the premium is less than one half of precedent transactions in Europe…

Precedent Transaction Multiples - Firm Value to Last Twelve Months EBITDA

… and is at a significant discount to precedent change of control multiples in the telecom industry

Sonaecom’s arguments are not convincing. The value of the offer is low

v

PT’s cash flow belongs to you. Why should you finance Sonaecom’s offer?

  Sonaecom has a market capitalisation of €1.2bn, less than 1/9 the size of PT…
  … and generated only €62 million of free cash flow in 2004, less than 1/14 of PT’s
  Equity contribution by Sonaecom to the offer is only up to €1.5 billion, less than 10% of the offer value…
  … how would the remaining > 90% (€14.8 billion) be funded? By mortgaging PT’s assets and cash flows?
  Will PT’s cash flows be used exclusively to service Sonaecom’s debt?

PT’s cash flow should be used for the benefit of all shareholders, not to finance Sonaecom’s offer

Sonaecom’s offer is conditional on regulatory approval of unprecedented concentration

Mobile Subscribers Market Share

Would create the only mobile duopoly in EU, with over 65% market share…

Market Share of Voice Minutes in Portugal

… and would establish a substantially enlarged presence in the Portuguese voic market

The Portuguese regulator is required to look at each market segment individually

Increase in market share concentration is contrary to national and EU regulators’ guidelines and precedents

Portuguese consumers have enjoyed declining telecom costs…

To date, consumers have benefited from competition in the Portuguese telecom market

… but concentration could jeopardise consumer gains

Portugal enjoys higher broadband penetration than Spain, UK, Germany and Italy

Portugal has the second highest mobile penetration in Europe

Portugal has one of the highest Pay-TV penetrations in Europe

Portuguese consumers are at the forefront of Europe in terms of prices and penetration of services

PT operates in a competitive environment…

Wholesale pricing enables higher margin in comparison to European average

Competitors have cheap access to PT’s local network

When compared to European average, the access cost to the wholesale network allows higher margins

PT has contributed towards a positive environment for competitors vs. other European countries

x

… in which Sonaecom has failed to become a leading alternative to PT

Market Share of Leading Alternative Operators	Optimus vs Selected 3rd Entrants

Sonaecom is not even the #1 alternative operator…	… and Optimus underperformed vs selected 3rd entrants…

Mobile Spectrum Fees 01- 05 (€ million)	Fixed to Mobile Termination Rates (€ cents)

… despite significantly lower spectrum fees…	… and being able to charge higher termination rates

Despite favourable asymmetric economics Sonaecom has underperformed

Does Sonaecom have a strategy for PT?

•	Sonaecom has provided very few details on its financing for the offer or a clear strategy for PT

•	What management expertise will Sonaecom bring?

-	Track record of Sonae in telecoms is unproven and lacks consistent strategy

-	Neither Sonaecom nor Sonae have ever managed a company the size of PT

•	What innovation has Sonaecom brought to the Portuguese telecom market that was not already offered by PT?

•	How will the highly leveraged Sonaecom offer allow for future capital expenditure and international expansion?

•	What international track record does Sonaecom have in telecoms?

•	Sonaecom has already changed its strategy for PT… it initially wanted to sell Vivo… and then considered acquiring full control. How will it acquire control? What is its international strategy?

•	What role will France Telecom play in PT’s future strategy?

•	Sonaecom’s offer is conditional upon amendment of the by-laws. Is Sonaecom seeking preferential treatment in relation to the existing by-law restrictions?

Sonaecom says it has a better strategy for PT… why hasn’t it articulated it?

PT
will continue to
deliver superior
services to
Portuguese
consumers and
value creation to all
its shareholders

PT has a strong track record of operational and financial performance…

PT once again delivered in 2005

… and has built a solid portfolio of international assets

		Mobile	2005	2005	EBITDA
		Subs	Revenues	EBITDA	Margin
	% Stake	(‘000s)	(€ million)	(€ million)	(%)

Vivo	32.8%	29,805	4,074	1,015	24.9%

Meditel	32.2%	4,034	392	158	40.2%

Unitel	25.0%	1,198	357	247	69.2%

CTM	28.0%	244	190	80	42.3%

Cabo Verde	40.0%	82	55	32	57.5%

Sold: Mascom, Primesys and UOL (stake monetised through IPO)

Ex-Vivo, 26% international EBITDA growth in 2005 (proportionate consolidation)

Significant value with potential for crystallisation

PT has delivered attractive value

PT returned 22% of its market capitalisation to shareholders over the last 3 years… while Sonaecom returned nothing

PT has consistently demonstrated strong commitment to shareholder remuneration

PT is delivering even more…

Performance Enhancement	1. Optimise domestic operations in accordance with the evolving business landscape	Wireline

PT Multimedia

TMN

Group

Network Optimization	2. Segreagate and seek to monetise wireline access against regulatory relief	3. Seek to promote a model of shared utilisation of mobile networks

International Strategy	4. Pragmaic management focused on selected markets where PT has competitive advantages	5. Plants to concentrate and monetise certain African assets and focus on operational enhancement of Vivo

PT has and will continue to deliver more services, more innovation, more value

The €9.50 offer undervalues PT and shareholders should reject it

… through continuous sharp focus on execution

Wireline	•	Voice: “Flat-price” products
	•	Broadband: de-commoditised (beyond price and speed); exclusive content and value added services
	•	IPTV: Aggressive triple-play offers roll-out
	•	Corporate: Value service propositions with integrated IS/IT service offer
	•	Costs: Optimisation through reintegrating of processes

PT Multimedia	•	Penetration: Focus on under-penetrated regions
	•	Content: Provide higher quality pay-TV content by promoting Portuguese language programming
	•	Broadband: Differentiated /repackaged with VAS products (de-commoditised)
	•	VoIP: Aggressive triple-play offers roll-out to tap voice opportunity and underpin penetration of broadband
	•	Restructuring: Complete operational and quality of service turnaround programmes having upgraded networks and IT systems

TMN	•	3G: Innovative data and video services
	•	TV: Mobile TV offer with PTM
	•	Retail market: New commercial strategy focused on marketing, distribution and customer care
	•	UZO: Consolidate leadership position
	•	Corporate market: Complete turnaround program to regain leadership position

Group	•	Cost cutting – ongoing initiatives include:
		–	Streamline central costs
		–	Further optimise centralised procurement
		–	Centralise working capital management
		–	Continue optimisation of real estate portfolio

	•	Pension fund:
		–	€1bn expected to be contributed over 3 years in the context of a new framework for labour relations
	•	Management compensation is already aligned with shareholders' interests and returns

Initiatives approved by the Board amount up to €250m of additional annual operating cash flow, to be realised by 2008

Our targets

€150 million annual cost savings to be achieved progressively by 2008

+

€100 million annual savings from capex and working capital optimisation to be achieved progressively by 2008

=

3% to 5% EBITDA growth and €5.0 to 5.5 billion in operating cash flow generated over the next 3 years at current exchange rate

+

Optimising balance sheet strength while maintaining investment grade rating

=

Committed to shareholder remuneration in excess of €3 billion[1] between 2006 and 2008:
(1)€0.475 per share of ordinary dividend for 2005;
(2)maintenance of a progressive dividend policy going forward; and
(3)an extraordinary return of capital within 12 months following the rejection of the offer

1 Equivalent to circa €2.66 per share.

Reject
the
offer

APPENDIX 1: BASES OF CALCULATION AND SOURCES OF INFORMATION

1.	General

1.1	Unless otherwise stated in this document:

	1.1.1	Closing prices and consensus earnings estimates are as at the close of market on 3 March 2006;

	1.1.2	Share price data is sourced from Datastream or Bloomberg;

	1.1.3	Consensus earnings estimates are sourced from Bloomberg or Reuters and are adjusted for exceptional items and goodwill amortisation where applicable;

	1.1.4	Premia analysis references are sourced from company presentations, press releases, SDC and MergerMarket; and

	1.1.5	Calculations are prepared on the basis of 1,128,856,500 PT Shares after the cancellation of treasury stock.

1.2.	Unless otherwise stated, the financial information concerning Portugal Telecom has been extracted from the 2005 results, other published interim and annual reports and accounts of Portugal Telecom for the relevant periods and other information made publicly available by Portugal Telecom.

1.3.	Unless otherwise stated, all references to PT’s financial targets, cost savings and future shareholder returns are based on PT’s Board of Directors’ strategic plan.

1.4.	Unless otherwise stated, information contained in this document regarding market position, sector, division and product analysis, comparable companies and precedent transactions is based on PT’s management estimates and calculations sourced from publicly available information including ANACOM, Bloomberg, Reuters, Datastream, SDC and Factiva.

1.5.	Unless otherwise stated, information regarding Sonaecom’s offer is sourced from the Offer Documents and other material made publicly available by Sonaecom or any other person mentioned in the Offer Documents.

2.	Page references

The relevant bases of calculation and sources of information are provided below in the order in which the relevant information appears in this document and by reference to page numbers in this document. Where such information is repeated in this document, the underlying bases and sources are not.

(a)	The implied undervaluation as per precedent transactions premia is calculated as the difference between the Offer Price and the implied share price for PT applying the selected premia and multiplying by PT Shares.

(b)	For details regarding precedents for European telecommunications transactions, European unsolicited takeovers and Portuguese unsolicited takeovers, see notes (a), (b) and (c) to page v.

(a)	For details on European precedent transaction multiples, see note (d) to page v.

(b)	Concentration in the mobile sector as per European precedents is based on selected transactions chosen based on the comparability of the transaction including Deutsche Telekom/Tele.ring, KPN/ Telfort, TeliaSonera/Orange Denmark and TIM Hellas/Q-Telecom. Deutsche Telekom/Tele.ring is still in-progress.

(c)	The median number of operators is the median number of operators remaining post consolidation in each of the markets indicated in (b).

(d)	Resulting market shares for European precedents are based on company reports and Merrill Lynch Research, European Wireless Matrix as of the date of completion or announcement (if deal is in-progress) of the transaction.

Page v

(a)
The premium for the European telecommunications sector transactions are calculated as the average of premia offered in selected transactions since 1995. The premia is calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions is comprised of the following:

Date	Target	Acquiror

31/11/2005	TDC	Nordic Telephone Company
31/10/2005	O2	Telefonica
18/07/2005	Versatel	Tele2
07/07/2005	Saunalahti	Elisa Communications
08/11/2004	Infonet	BT Group
14/09/2004	Song Networks	TDC
01/04/2003	Sense Comm Intl	Reitangruppen
02/07/2001	Eircom	Valentia Group
21/03/2001	Soon Communications	Elisa Communications
24/07/2000	SEC	Netcom
23/06/2000	NetCom	Telia
17/04/2000	Detron Group	Landis Group
11/01/2000	Esat Telecom	BT
14/11/1999	Mannesmann	Vodafone AirTouch
20/10/1999	Orange	Mannesmann
09/07/1999	Debitel	Swisscom
20/02/1999	Telecom Italia	Ing C Olivetti & Co

(b)
The premium for European unsolicited transactions is calculated as the average premia paid in selected unsolicited successful takeover bids in Europe with a transaction value above $10 billion since 1995. The premia is calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions is selected based on comparability and is comprised of the following:

Date	Target	Acquiror

26/01/2004	Aventis	Sanofi-Synthelabo
29/11/1999	National Westminster Bank	Royal Bank of Scotland Group
14/11/1999	Mannesmann	Vodafone AirTouch
14/09/1999	INA	Assicurazioni Generali
05/07/1999	Elf Aquitaine	Totalfina
09/03/1999	Paribas	BNP
20/02/1999	Telecom Italia	Ing C Olivetti & Co
20/01/1995	Wellcome	Glaxo Holdings

(c)
The premium for Portuguese transactions is calculated as the average premia offered in selected unsolicited takeover bids in Portugal with a transaction value above $500 million since 1995. The premia is calculated relative to an estimated pre-bid speculation date (i.e. leak to the market date and initial offer date in improved deals). The sample of precedent transactions includes the following:

Date	Target	Acquiror

06/15/2000	Cimpor	Investor Group
07/19/1999	BPSM	BCP
06/18/1999	Mundial Confian¸ca	BCP

(d)
The reference to precedent transaction Firm Value to last twelve months EBITDA multiples is based on the average for the following transactions: NTC/TDC (6.8x), Weather/Wind (7.7x), Telefonica/Cesky Telecom (6.4x), and the blended multiple for France Telecom/Amena and ONO/ Auna transactions (9.3x).

(e)
Sonaecom’s Offer implied Firm Value to EBITDA 2005 is calculated by multiplying PT Shares by the Offer Price, excluding PTM and adjusting for net debt, minority interests and unconsolidated affiliates. PT’s EBITDA 2005 is calculated based on PT’s 2005 results and adjusted for post retirement benefits.

Page vi

(a)	Sonaecom’s market capitalisation as of 3 March 2006.

(b)	Sonaecom’s free cash flow generation is sourced from Sonaecom’s 2004 annual report.

(c)	The reference to Sonaecom’s equity contribution to the Offer is based on the Offer Documents.

(d)
The reference to A14.8 billion funding requirement is calculated as the difference between Sonaecom’s Offer implied value of A16.3 billion and the announced equity contribution of up to A1.5 billion. The A16.3 billion implied value is calculated as the sum of Sonaecom’s Offer Price multiplied by PT Shares, plus net debt of A5,583 million (including A1,911 million of post-tax pension liabilities).

Page vii

(a)	The pro-forma market share for TMN and Optimus is calculated as the sum of the reported market shares in Q3 2005 by PT, Sonaecom and ANACOM.

(b)
The average of #1 European mobile operators is calculated as the simple average of Austria, Belgium, Denmark, France, Finland, Germany, Greece, Italy, Netherlands, Spain, Sweden and United Kingdom. Information based on Merrill Lynch Research from the individual country charts in the European Wireless Matrix as of Q3 2005.

(c)	The ‘‘Portuguese voice market’’ refers to the combined fixed line and mobile voice markets.

(d)	Voice market shares in minutes based on information from ANACOM and company filings for the 9 months ended September 30, 2005. Optimus’ minutes based on PT’s estimates.

Page viii

(a)	The reference to household bills is based on the Statistical Yearbook of Portugal 2004.

Page ix

(a)	Unless otherwise stated, the European average is based on the average of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Netherlands, Spain, Sweden and United Kingdom.

(b)	Broadband price is the simple average of the monthly fee for 2Mbps or equivalent broadband offer of the incumbents in the above-mentioned countries as of February 2006.

(c)
Broadband penetration is the total number of broadband subscribers divided by the total number of PC households in the country as of H1 2005. Source of information is Merrill Lynch Research, European Broadband Matrix as of Q3 2005.

(d)
Mobile prices based on the simple average of mobile revenue per minute of the incumbents in the above mentioned countries as of Q3 2005. Source of information is Merrill Lynch Research, European Wireless Matrix as of Q3 2005.

(e)
Mobile penetration is defined as the total number of SIM cards divided by the total number of inhabitants in the country as of Q3 2005. Source of information is Merrill Lynch Research, European Wireless Matrix as of Q3 2005.

(f)	Pay-TV ARPU and penetration for PT is based on ANACOM and INE. European average is based on 2005 Screen Digest estimates for Austria, France, Germany, Greece, Italy, Spain and United Kingdom.

Page x

(a)
Unless otherwise stated, the European average is based on the average of incumbents of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Spain, Sweden and United Kingdom.

(b)	Source of leased lines price information is Teligen as of December 2005. Information not available for Sweden.

(c)	Termination fees information based on Cullen and company websites as of January 2006.

(d)	ULL installation fees, ULL monthly fees and ULL retail margin for competitors are based on Cullen and company websites.

(e)	Wholesale line rental monthly fees European average is based on the average of Ireland, Norway, Sweden and United Kingdom. Source of information is Cullen and company websites as of March 2006.

Page xi

(a)
The table showing market shares of leading alternative operators in Portugal relates to the share of accesses of the total alternative telecommunication market excluding Portugal Telecom, and is based on ANACOM, company filings and PT estimates. All market shares as of September 2005 except for Indirect Access also as of December 2005. For direct access Sonaecom figures include Optimus Home and ULL. For Indirect access, Tele2’s market share of greater than 50% and Sonaecom’s 19% based on public announcement, Anacom, company information and PT estimates.

(b)	The chart showing 3rd entrants market shares and EBITDA margins is based on Merrill Lynch Research, European Wireless Matrix as of Q3 2005. Wind is based on January 2006 Investor Presentation.

(c)
The referenced mobile spectrum fees and fixed to mobile termination rates are based on ANACOM. Fixed-to-mobile termination rates as of February 2006. In contrast with other European countries where mobile operators pay a fixed spectrum fee, Portuguese operators pay a variable spectrum fee proportionate to their number of subscribers thereby allowing smaller operators to pay an overall lower fee. The calculation for Optimus is based on PT estimates by implying an average fee per subscriber and multiplying by Sonaecom’s average subscriber base.

Page xiv

(a)	Data shown in all charts from PT reported financials.

(b)	Broadband subscribers including wireline retail accesses and PTM.

(c)	Wireless subscribers include TMN and 50% proportional consolidation of Vivo.

(d)	Pay-TV subscribers include cable and DTH.

Page xv

(a)	Information for Vivo, Meditelecom, Unitel, CTM and Cabo Verde is based on company information as of December 2005.

(b)	Margin refers to EBITDA margin.

Page xvi

(a)	Share price appreciation calculated as PT’s closing share price increase between 6 February 2003 (3 years prior to the Offer) and 6 February 2006 (pre Sonaecom’s Offer announcement).

(b)
The reference to total shareholder return of 36% is based on the closing price for PT as at 6 February 2003 (3 years prior to the Offer) and the ordinary dividends distributed by PT between 6 February 2003 and 6 February 2006. The calculation assumes that all ordinary dividends distributed to PT’s shareholders are reinvested in PT’s shares from the payment date to 6 February 2006.

(c)
The reference to PT’s capital returned as percentage of market capitalisation is based on the number of PT’s Shares and the closing price for a PT Share as at 6 February 2003 (3 years prior to the Offer). Share buyback and dividend information from PT’s filings.

Page xix

(a)	EBITDA growth at the current exchange rate of A1.00 = R$2.55 (Brazilian reais).

APPENDIX 2: DEFINITIONS

A	The lawful currency of the European Economic Union
$	The lawful currency of the United States
Average Revenue Per User (‘‘ARPU’’)	Average monthly revenue per customer. Monthly average service revenues per average number of users in the period
Capex	Total amount of contracted acquisitions of goods and services that will be accounted as tangible or intangible assets
Carrier Pre-Selection (‘‘CPS’’)
CPS allows telephony subscribers who are directly connected to the network of a telecommunications provider to access another telecommunication provider’s voice telephony services, directly or by dialing a prefix

Direct-to-Home (‘‘DTH’’)	Direct-to-Home satellite television. Technology used to provide pay-TV services in areas not covered by Hybrid Fibre Coaxial (HFC) networks
EBITDA of PT
Income before Financial Results and Taxes + Depreciation and Amortisation + Impairment Losses + Work Force Reduction Programme Costs +/– Losses and Gains on Disposals of Fixed Assets + Other Non-Recurring Items

EPS	Earnings per share
Firm Value or FV
Used to indicate the value of a company by multiplying the number of shares outstanding by the current share price less proceeds from options, warrants, convertible preferred and convertible debt, plus interest bearing debt and minority interests, less investment in unconsolidated affiliates, tax assets and cash and marketable securities

Market Capitalisation	Used to indicate the value of a company by multiplying the number of shares in issue by the current share price
Firm Value to EBITDA (or FV/	A measurement of a company’s value, calculated by
EBITDA)	dividing the Firm Value by the annual EBITDA
Pension Liabilities	NPV of PT’s pension liabilities as reported by the Company
Offer Documents	The documents filed on 27 February 2006 by Sonaecom containing the terms and conditions of Sonaecom’s offer
Offer Price	The price offered for Portugal Telecom shares as set forth in the Offer Documents
Operating Cash Flow (‘‘OCF’’)	EBITDA minus Capex
Portugal Telecom or PT or Company	Portugal Telecom, SGPS, S.A.
Portugal Telecom Shares	The ordinary shares of Portugal Telecom
Shareholder	A registered holder of Portugal Telecom shares
Tax Assets	Book value of tax assets as reported in company filings
Unbundled Local Loop (‘‘ULL’’)	Ability to access the ‘‘last mile’’ network infrastructure owned by the incumbent telecommunications operator for a fee by competitors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.